Exhibit 19.1








                           NORTH AMERICAN NICKEL INC.

                       (formerly Widescope Resources Inc.)

                       Management Discussion and Analysis
                      For the Year Ended December 31, 2010

THE ATTACHED AUDITED CONSOLIDATED FINANCIAL STATEMENTS FORM AN INTEGRAL PART OF THIS MANAGEMENT DISCUSSION AND ANALYSIS AND ARE HEREBY INCLUDED BY REFERENCE

The date of this Management's Discussion and Analysis is April 19, 2011.

North American Nickel Inc. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada, by filing of Memorandum and Articles of Association on September 20, 1983, under the name Rainbow Resources Ltd. The company's name was changed to Widescope Resources Ltd. on May 1, 1984, and to Gemini Technology Inc. on September 17, 1985. In conjunction with a reverse split of its common shares on a five-old for one-new basis, the Company adopted the name International Gemini Technology Inc effective September 23, 1993. The Company's name was changed to Widescope Resources Inc., effective July 12, 2006. Effective April 19, 2010 the Company's shareholders approved a special resolution to reorganize the Company's capital structure by consolidating in a reverse stock split the existing common shares on the basis of each two (2) old shares being equal to one (1) new share and concurrently increasing the authorized capital of the Company from 100,000,000 common shares without par value to an unlimited number of common shares without par value. Also effective this date the Company's name was changed to North American Nickel Inc. to reflect its new focus. All references to common shares, stock options, warrants and weighted average number of shares outstanding in this discussion and the accompanying consolidated financial statements retroactively reflect the share consolidation unless otherwise noted.

In April 2010 the Company initiated a series of actions to realign its focus into the field of nickel exploration in the prolific nickel belts around Sudbury, Ontario and Thompson, Manitoba. These actions were reported in a news release dated April 6, 2010.

Additionally - in April 2010 the Company's shareholders elected 4 new directors, to replace three retiring directors. The directors of the Company have appointed new senior management to oversee the daily operations of the Company.

TREND ANALYSIS

The business of the Company entails significant risks. Any analysis of the trend of the Company's activities would reveal this. And there is nothing to suggest that these trends will change.

The Company's principal business activity is the exploration and development of mineral properties in Canada. The Company has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for mineral property costs is dependent upon a number of factors including environmental risk, legal and political risk, the existence of economically recoverable mineral reserves, confirmation of the Company's interests in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete exploration and development, and to attain sufficient net cash flow from future profitable production or disposition proceeds. As of December 31, 2010 the Company had working capital of $556,665 compared with a deficit of $102,535 at the December 31, 2009 year-end and has incurred substantial losses to date. The Company will require additional funding to meet its obligations and the costs of its operations.

When managing capital, the Company's objectives is to ensure the entity continues as a going concern as well as to maintain optimal returns to shareholders and benefits for other stakeholders. Management adjusts the capital structure as necessary in order to support the acquisition and exploration of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management team to manage its capital.

The properties in which the Company currently has an interest are in the exploration stage. As such, the Company is dependent on external financing to fund its activities. In order to carry out the planned exploration and pay for administrative costs, the Company will spend its existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and seek to acquire interests in additional properties if there is sufficient geologic or economic potential and if it has adequate financial resources are available to do so.

RESOURCE PROPERTIES

All technical information in this document has been reviewed by Dr. Mark Fedikow, PGeo, the qualified person for the Company under National Instrument 43-101.

SUDBURY, ONTARIO NICKEL PROPERTIES:

POST CREEK PROPERTY

On December 23, 2009, the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Post Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $7,500. On April 5, 2010 the Company entered into an option agreement to acquire rights to Post Creek Property. In order to acquire 100% working interests in the property, subject to certain net smelter return royalties ("NSR") and advance royalty payments the Company agreed to the following consideration:

                                           Issuance                                  Exploration
         Date                   Cash       of shares                                 Requirements
         ----                   ----       ---------                                 ------------
On or before April 5, 2010     $12,500      400,000   (paid & issued)
On or before April 5, 2011     $30,000      300,000   (subsequently paid and issued)    $15,000
On or before April 5, 2012     $50,000      300,000                                     $15,000
On or before April 5, 2013     $50,000           --                                     $15,000

The property is located 35 km east of Sudbury in Norman and Parkin townships and consists of 35 contiguous unpatented mining claims and one isolated claim covering an area of 688 hectares. It is strategically located adjacent to the producing Podolsky copper-nickel-platinum group metal deposit of FNX Mining. The property lies along the extension of the Whistle Offset Dyke Structure which is a major geological control for Ni-Cu-PGM mineralization. This structure hosted the former INCO Whistle Offset copper-nickel-PGM Mine (5.7 million tons grading 0.33% Cu, 0.95% Ni and 3.77 g/t total platinum metals as well as the Podolsky North and Podolsky 2000 copper-precious metal deposits. FNX forecast the production of 372,049 tons of ore at Podolsky yielding 1.8 million pounds of payable nickel, 28.5 million pounds of payable copper and 27,300 ounces of payable platinum, palladium and gold for 2009. Previous operators located the extension of the Whistle Offset Dyke structure on the Post Creek property as a direct result of their geological, geophysical and Mobile Metal Ion geochemical surveys. Drilling on this structure intersected a 0.66 m near solid to solid sulphide zone with 0.48% copper, 0.08% nickel, 53 parts per billion (ppb) palladium, 34 ppb platinum and 20 ppb gold. A rock sample collected along the structure assayed 0.83% Ni, 0.74% Cu, 0.07% Co, 2241 ppb Pt and 1051 ppb Pd. Significant potential for nickel-copper-PGM is demonstrated on the Post Creek property.

A NI 43-101 compliant Technical Report was completed with Dr. Walter Peredery, formerly of INCO, as the author.

DURING THE YEAR ENDED DECEMBER 31, 2010:

The exploration program to evaluate the mineral potential of the Whistle Offset Dyke Structure was initiated. This project included outcrop stripping, washing and detailed mapping. There were also a number of reconnaissance programs initiated concurrently to evaluate the Post Creek property for shallowly-buried mineralization. The geophysical approach was based on the use of a beep mat and selected traverses across the property were undertaken. A number of elevated EM responses were obtained and a number of these areas were stripped of overburden using an excavator and washed using a Wajax pump. Exposed mineralization was chip sampled and sent to SGS Mineral Services for a multi-element analysis including assay for nickel, copper, cobalt, gold, platinum and palladium. Results are pending. Selected soil geochemical surveys were undertaken over historic IP chargeability anomalies. Samples were submitted to SGS Mineral Services for analysis using the Mobile Metal Airborne VTEM geophysical survey results and ground IP and magnetic surveys undertaken by previous operators were obtained from the geophysical contractors in digital formats and these data will form individual "layers" for integration with geological and geochemical datasets.

All databases will form the basis for an assessment report to be submitted to the Ontario government Mining Recorders office in Sudbury.

During the year ended December 31, 2010, the Company incurred $153,310 (2009 - $Nil) in deferred exploration costs on the Post Creek Property.

SUBSEQUENT EVENTS

Analytical data, geological maps and historic geophysical information were compiled by Dr. Walter Peredery to form the basis for a 43-101 technical report which has been submitted to the TSX Exchange as part of listing requirements for North American Nickel.

The  assessment  report  for the Post  Creek  property  of merit was  assembled,
submitted  to  the  Sudbury  Mining  Recorder  and  subsequently   accepted  for
assessment credit.

ACTIVITIES CONTEMPLATED IN THE FUTURE

Additional outcrop mapping supplemented by thin section studies will be undertaken. Shallow electromagnetic surveys utilizing the Beep mat will be required to cover the remainder of the Post Creek property. Follow-up geological mapping and prospecting will be required in addition to deep-looking ground geophysical surveys to assist in the delineation of drill targets.

WOODS CREEK PROPERTY

On December 23, 2009 the Company executed a letter of intent whereby the Company has an option to acquire the mineral claim known as the Woods Creek Property located within the Sudbury Mining District of Ontario. The Company paid a non-refundable deposit of $2,500. On April 5, 2010, the Company entered into an option agreement to acquire rights to Woods Creek Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties ("NSR") and advance royalty payments the Company agreed to the following consideration:

                                           Issuance                                  Exploration
         Date                   Cash       of shares                                 Requirements
         ----                   ----       ---------                                 ------------
On or before April 5, 2010     $ 7,500      150,000   (paid & issued)
On or before April 5, 2011     $15,000      150,000   (subsequently paid and issued)    $24,000
On or before April 5, 2012     $20,000           --                                     $24,000
On or before April 5, 2013     $45,000           --                                     $24,000

The Woods Creek claim block is located in Hyman Township about 50 km west of Sudbury and comprises eight contiguous unpatented mining claims covering 1,264 hectares. The target on the property is disseminated to near-solid nickel-copper-cobalt-PGM mineralization hosted within Nipissing Diabase dykes which cover 50% of the property. This style of mineralization is currently being mined by Ursa Major Minerals at their Shakespeare deposit 15 km southwest of the Woods Creek property. It contains 7,301,000 tons grading 0.37% Ni, 0.39% Cu, 0.024% Co, 0.37 g/t Pt, 0.40 g/t Pd and 0.20 g/t Au.

Previous operators defined a number of mineralized zones on the Woods Creek property, but little follow-up exploration was undertaken. The Main Zone prospect is a zone of 10-40% pyrrhotite-chalcopyrite mineralization that assayed 1.22% Cu, 0.95% Ni, 354 ppb combined Pt and Pd and 136 ppb Au. Diamond drilling on this zone intersected a 6.5 m section of gabbro with pyrrhotite and chalcopyrite that assayed up to 1.09% Ni, 0.37% Cu, 301 ppb combined Pt and Pd and 1110 ppm Co (0.11%). The Ravenshill prospect was discovered in 2005 as a result of geological mapping and prospecting. It comprises near solid pyrrhotite and chalcopyrite in brecciated gabbro with assays of 0.66% Ni, 0.90% Cu, 0.09% Co, 68 ppb Pt, 227 ppb Pd and 46 ppb Au.

DURING THE YEAR ENDED DECEMBER 31, 2010:

An assessment report based on shallow electromagnetic Beep Mat surveys, geological mapping, prospecting, excavator work to clear overburden from outcrop and channel and chip rock sampling was completed on claims 1242388 and 1242390. The results will be summarized in an assessment report to be submitted to the Ontario Mining recorder in Sudbury.

During the year ended December 31, 2010, the Company incurred $20,341 (2009 - $Nil) in deferred exploration costs on the Woods Creek Property.

SUBSEQUENT EVENTS

An assessment report was constructed based on the results of field work, including assay results. Data indicates multiple zones of greater than 1% copper and strongly elevated nickel are present in outcrop on the property. These zones were uncovered by the use of a beep mat and a mechanical excavator to expose the rock from beneath soil cover.

ACTIVITIES CONTEMPLATED IN THE FUTURE

Additional beep mat surveys will be undertaken to extend the geophysical coverage on the property. These data will be assessed with additional overburden stripping and sampling of newly exposed mineralized rock, if warranted. Deep looking geophysics will be required to assist in drill targeting for a planned drill program.

HALCYON PROPERTY

On April 5, 2010, the Company entered into an option agreement to acquire rights to Halcyon Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties ("NSR") and advance royalty payments the Company agreed to the following consideration:

                                           Issuance                                  Exploration
         Date                   Cash       of shares                                 Requirements
         ----                   ----       ---------                                 ------------
On or before April 5, 2010     $ 5,000      300,000   (paid & issued)
On or before April 5, 2011     $25,000      200,000   (subsequently paid and issued)    $22,000
On or before April 5, 2012     $35,000      200,000                                     $22,000
On or before April 5, 2013     $35,000           --                                     $22,000

The property is located 35 Km NNE of Sudbury in the SE corner of Parkin Twp, and consists of 46 unpatented mining claims. It is readily accessible by paved and all-weather gravel road. Halcyon is adjacent to the Post Creek property and contains the extension of the metallogenetically significant Whistle Offset Structure. It is approximately 2 km north of the producing Podolsky Mine of FNX Mining. Previous operators on the property defined numerous conductive zones based on induced polarization (I.P.) surveys with coincident anomalous soil geochemistry. Base and precious metal mineralization have been found in multiple locations on the property but follow-up work was never done. The former producing Jon Smith Mine (nickel-copper-cobalt-platinum) is situated 1 Km North of the property.

DURING THE YEAR ENDED DECEMBER 31, 2010:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration.

During the year ended December 31, 2010, the Company incurred $Nil (2009 - $Nil) in deferred exploration costs on the Halcyon Property.

SUBSEQUENT EVENTS

No work has been performed subsequently.

ACTIVITIES CONTEMPLATED IN THE FUTURE

Activities contemplated for the future include the compilation of historic exploration data from assessment files to prepare for 2011 ground programs.

BELL LAKE PROPERTY

On April 5, 2010, the Company entered into an option agreement to acquire rights to Bell Lake Property. In order to acquire up to a 100% working interests in the property, subject to certain net smelter return royalties ("NSR") and advance royalty payments the Company agreed to the following consideration:

                                           Issuance                                  Exploration
         Date                   Cash       of shares                                 Requirements
         ----                   ----       ---------                                 ------------
On or before April 5, 2010     $25,000      300,000   (paid & issued)
On or before April 5, 2011     $25,000      300,000   (subsequently paid and issued)    $    --
On or before April 5, 2012     $40,000      400,000                                     $    --
On or before April 5, 2013     $40,000           --                                     $    --
On or before April 5, 2014     $80,000           --

The Bell Lake property is a 256 acre property that covers approximately 1 km of the Mystery Offset Dyke or "MOD". The MOD is interpreted to be an extension of the Worthington Offset Dyke which is a 10-11 km long mineralized structure that extends from the southwest margin of the Sudbury Igneous Complex. Offset Dyke environments are significant hosts to nickel-copper-PGM mineralization in the Sudbury Basin. The Worthington Offset Dyke hosts the past producing Worthington Mine and the Victoria Mine (1.5 million tons of 2.2% copper, 1.5% nickel and 2.3 g/t total precious metals). It is also host to Vale Inco's Totten Mine development (10.1 million tons at 1.5% nickel, 2% copper and 4.8 g/t platinum group metals). Crowflight Minerals AER-Kidd property also occurs within the Worthington Offset. The Bell Lake property is marked by surface exposures of disseminated to near-solid nickel-copper sulphide mineralization with PGM values. The Mystery Offset Dyke offers excellent exploration potential for the discovery of additional nickel-copper-PGM mineralization. Deep-looking ground geophysical technologies and diamond drilling will test the property after detailed geological mapping has been undertaken on the property.

DURING THE YEAR ENDED DECEMBER 31, 2010:

Data compilation was initiated with the aim of delineating potential areas for follow-up exploration.

During the year ended December 31, 2010, the Company incurred $560 (2009 - $Nil) in deferred exploration costs on the Bell Lake Property

SUBSEQUENT EVENTS

No work has been performed subsequently.

ACTIVITIES CONTEMPLATED IN THE FUTURE

Activities contemplated for the future include the compilation of historic exploration data from assessment files to prepare for 2011 ground programs.

MANITOBA NICKEL PROPERTIES:

On July 23, 2010 the Company issued 6,000,000 shares at a price of $0.06 per share to a company with common directors in accordance with the Purchase and Sale Agreement entered into on April 5, 2010 to acquire ownership of the South Bay, Thompson North and Cedar Lake properties in Manitoba, subject to a 2% NSR reserved by the vendor, in exchange for a $1,000 cash payment (paid) and 6,000,000 post-consolidation common shares valued at $0.06 per share (issued).

SOUTH BAY: Exploration was spurred at the South Bay property by the September, 2003 discovery of a zone of high-grade nickel mineralization. The nickel-copper-cobalt platinum group element ("PGE") zone was found in one wall of a new road cut 60 km east of the town of Leaf Rapids, Manitoba. The average grade of eleven samples of near-solid sulphide collected from boulder-sized blast rubble in the road cut exposure is 2.42 % Ni, 0.78 % Cu, 697 ppm Co and
1.32 g/t PGE. The mineralization is sedimentary-rock-hosted and exhibits similar metal characteristics to ores associated with magma-derived nickel deposits that are mined at Thompson and worldwide. Airborne geophysical surveys (VTEM) have been flown over the property and preliminary soil geochemical surveys have been undertaken.

DURING THE YEAR ENDED DECEMBER 31, 2010:

A Mobile Metal Ions soil geochemical orientation survey was undertaken and samples submitted to SGS Mineral Services (Toronto, Ontario) for analysis. Results have been received and a report is in preparation.

During the year ended December 31, 2010, the Company incurred $2,523 (2009 - $Nil) in deferred exploration costs on the South Bay Property

SUBSEQUENT EVENTS

No work was performed on this property subsequently.

ACTIVITIES CONTEMPLATED IN THE FUTURE

Ground geophysical surveys will be required in the area of airborne VTEM anomalies defined from an earlier airborne geophysical program. These surveys will accurately define drill targets. Mobile Metal Ions soil geochemical surveys are planned in the vicinity of coincident ground and airborne geophysical anomalies.

THOMPSON NORTH: The property overlies the world class Thompson Nickel Belt ("TNB") where Vale Inco continues to mine nickel-copper-cobalt and platinum group element mineralization hosted within sedimentary and mafic intrusive rocks. Based on research by the Manitoba Geological Survey the northeastern extension of the TNB has been traced through the Thompson North property making the area highly attractive for repetitions of TNB mineralization. Airborne geophysics (VTEM) has been flown over the property and numerous anomalous magnetic and electromagnetic features identified. Follow-up exploration will be based upon ranking and modeling of geophysics and soil geochemical surveys.

DURING THE YEAR ENDED DECEMBER 31, 2010:

There have been no current activities on the property.

During the year ended December 31, 2010, the Company incurred $585 (2009 - $Nil) in deferred exploration costs on the Thompson North Property

SUBSEQUENT EVENTS

No work was performed on this property subsequently.

ACTIVITIES CONTEMPLATED IN THE FUTURE

The activities contemplated for the future are limited to compilation of historic exploration data from assessment files.

CEDAR LAKE: The property occupies the southern portion of the Thompson Nickel Belt where previous exploration based on the drill-testing of geophysical anomalies has identified key stratigraphic components that host producing nickel-copper-cobalt and platinum group elements at the Thompson and Pipe Mines of Vale Inco. Nickel mineralization has been intersected in drilling on adjacent Mineral Exploration Licenses. The prospective rock units are overlain by younger carbonate rocks and conceal the TNB in this area. The Company has undertaken airborne geophysical surveys (VTEM) and delineated numerous conductive and magnetic anomalies. These anomalies will be prioritized and drill tested subsequent to soil geochemical surveys.

DURING THE YEAR ENDED DECEMBER 31, 2010:

There have been no current activities on the property.

During the year ended December 31, 2010, the Company incurred $400 (2009 - $Nil) in deferred exploration costs on the Cedar Lake Property

SUBSEQUENT EVENTS

No work was performed on this property subsequently.

ACTIVITIES CONTEMPLATED IN THE FUTURE

Activities contemplated for the future include the compilation of historic exploration data from assessment files to prepare for 2011 ground programs.

SELECTED FINANCIAL INFORMATION

The Company's consolidated financial statements for the year ended December 31, 2010 (the "Consolidated Financial Statements") have been prepared in accordance with Canadian generally accepted accounting principles and practices. Currency amounts are in Canadian dollars, except where stated otherwise. The following selected financial information is taken from the Consolidated Financial Statements and should be read in conjunction with those statements.

                                                        For the year ended
                                       December 31, 2010     December 31, 2009      December 31, 2008
                                       -----------------     -----------------      -----------------
Financial Results
  Net loss                               $    529,808          $    117,645           $    200,977
  Basic loss per share                           0.03                  0.02                   0.04

As at:                                 December 31, 2010     December 31, 2009      December 31, 2008
                                       -----------------     -----------------      -----------------
Balance Sheet Data
  Share capital per Canadian GAAP        $ 15,310,333          $ 13,649,333           $ 13,649,333
  Common shares issued                     35,231,730             5,441,730              5,441,730
  Weighted average shares
   outstanding per Canadian GAAP           19,941,566             5,441,730              5,441,730
  Total assets                           $  1,363,910          $    184,212           $    251,312
  Net assets (liabilities)                  1,234,383          $    (54,784)          $     38,336

Exchange rates (Cdn$ to U.S.$)
 period average                                0.9709                0.8757                 0.9371

RESULTS OF OPERATIONS

Historically  - the Company has shown modest losses for the past several  years.
Prior to the acquisition of PFG - the expenses of the Company were almost completely related to satisfying regulatory requirements, including the annual meeting, financial reporting, communication with shareholders; and seeking and evaluating acquisition prospects for suitability and ability to attract financing. With the June 30, 2006 completion of the PFG acquisition the Company's expenses became more heavily weighted in favour of the exploration work and analysis being carried out on its exploration properties.

During the year ended December 31, 2010 the Company recorded a net loss of $529,808 compared with a loss of $117,645 for the same 2009 period. The loss is a result of the operating expenses increasing mainly due to the private placement transaction and the acquisition of the Sudbury properties and the Manitoba properties. The significant areas of increased operating costs are professional fees of $132,730, regulatory fees of $40,856 and, stock-based compensation $182,500, consulting $25,557, management fees $90,000, salaries $22,115, investor relation trade show costs $23,101 and general and administrative expenses of $15,311. The Company reported a loss on the sale of Outback of $7,163.

LIQUIDITY AND CAPITAL RESOURCES

Since the Company is organized in Canada, the Company's December 31, 2010 financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

As at December 31, 2010 the Company had accumulated losses totaling $14,311,794. The Company had working capital of $556,665 at December 31, 2010. The continuation of the Company is dependent upon the continued financial support of shareholders, its ability to raise capital through the issuance of its securities, as well as obtaining long-term financing when the company concludes an appropriate merger or acquisition agreement.

On April 7, 2010 the Company entered into a Stock Purchase Agreement whereby it agreed to sell its entire interest in Outback to an arms length party for cash consideration equivalent to the calculated book value of the Company's holding at the date of closing. As a result of this transaction the Company no longer reports the PFG held shares of Cougar Minerals Corp. ("Cougar"), a company listed on the TSX Venture Exchange. At initial recognition, each share was recorded at a fair value of $0.05. During the year ended December 31, 2010, PFG sold 100,000 common shares of Cougar, resulting in a gain of $3,854. Pursuant to the Purchase Agreement, the Company sold its interest in PFG and therefore does not hold an interest in Cougar at December 31, 2010. As at May 31, 2010 the closing price of Cougars's common shares was $0.06 per common share with a total fair value of $26,000.

The Company classified the investment as available-for-sale, with the Company's portion of the unrealized gain on the shares recorded in other comprehensive income and the remaining portion included in the balance of non-controlling interest.

As noted, these conditions raise substantial doubt about the Company's ability to continue as a going concern. The consolidated financial statements do not include any adjustment that might arise from uncertainty. However, had the last audit been conducted in accordance with U.S. generally accepted auditing standards the auditors would have reflected these concerns in their report and would have included an explanatory paragraph in their report raising concern about the Company's ability to continue as a going concern.

As at December 31, 2010 the Company had a cash balance of $659,227 (2009 - $16,515).

SELECTED FINANCIAL DATA QUARTERLY


                                                                      Three months ended
                                    December 31, 2010     September 30, 2010      June 30, 2010       March 31, 2010
                                    -----------------     ------------------      -------------       --------------
Net loss                              $   (147,554)          $   (200,626)        $   (176,702)        $     (4,926)
Basic loss per share                          0.00                   0.00                (0.03)                0.00

                                                                      Three months ended
                                    December 31, 2009     September 30, 2009      June 30, 2009       March 31, 2009
                                    -----------------     ------------------      -------------       --------------

Net loss                              $    (85,578)          $     (5,746)        $    (11,508)        $    (14,813)
Basic loss per share                         (0.02)                  0.00                 0.00                 0.00

As at:                              December 31, 2010     September 30, 2010      June 30, 2010       March 31, 2010
                                    -----------------     ------------------      -------------       --------------
Balance Sheet Data
  Share capital per Canadian GAAP     $ 15,310,333           $ 15,310,333         $ 14,740,333         $ 13,649,333
  Common shares issued                  35,231,730             35,231,730           25,291,730            5,441,730
  Weighted average shares
   outstanding per Canadian GAAP        19,941,566             14,788,836            5,661,067            5,441,730
  Total assets                        $  1,363,583           $  1,409,603         $  1,130,716         $    152,435
  Net assets (liabilities)            $  1,234,383           $  1,346,937         $    971,063         $    (71,155)

As at:                              December 31, 2009     September 30, 2009      June 30, 2009       March 31, 2009
                                    -----------------     ------------------      -------------       --------------

  Share capital per Canadian GAAP     $ 13,649,333           $ 13,649,333         $ 13,649,333         $ 13,649,333
  Common shares issued                   5,441,730              5,441,730            5,441,730            5,441,730
  Weighted average shares
   outstanding per Canadian GAAP         5,441,730              5,441,730            5,441,730            5,441,730
  Total assets                        $    184,212           $    251,476         $    203,378         $    234,078
  Net assets (liabilities)            $    (54,784)          $    (31,629)        $    (12,985)        $     23,523

ADDITIONAL DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The business of the Company entails significant risks, and an investment in the securities of the Company should be considered highly speculative. An investment in the securities of the Company should only be undertaken by persons who have sufficient financial resources to enable them to assume such risks. The following is a general description of all material risks, which can adversely affect the business and in turn the financial results, ultimately affecting the value of an investment the Company.

     The Company has no significant revenues.
     The Company has limited funds.
     There is no assurance that the Company can access additional capital.
     There is no assurance that the Company will be successful in its quest to find a commercially viable quantity of mineral resources.
     The Company has a history of operating losses and may have operating losses and a negative cash flow in the future.
     The Company's auditors have indicated that U.S. reporting standards would require them to raise a concern about the company's ability to continue as a going concern.

OFF-BALANCE SHEET ARRANGEMENTS

There are no off-balance sheet arrangements.

TABLE OF PROPERTY CONTRACTUAL OBLIGATIONS


Post Creek
                                           Issuance                 Exploration
         Date                 Payment      of shares                Requirements
         ----                 -------      ---------                ------------
On or before April 5, 2010    $ 12,500      400,000  paid & issued
On or before April 5, 2011    $ 30,000      300,000  paid & issued     $15,000
On or before April 5, 2012    $ 50,000      300,000                    $15,000
On or before April 5, 2013    $ 50,000           --                    $15,000
                              --------    ---------                    -------
                              $142,500    1,000,000                    $45,000
                              ========    =========                    =======

 Bell Lake

                                           Issuance                 Exploration
         Date                 Payment      of shares                Requirements
         ----                 -------      ---------                ------------

On or before April 5, 2010    $ 25,000      300,000  paid & issued
On or before April 5, 2011    $ 25,000      300,000  paid & issued     $    --
On or before April 5, 2012    $ 40,000      400,000                    $    --
On or before April 5, 2013    $ 40,000           --                    $    --
On or before April 5, 2014    $ 80,000           --
                              --------    ---------                    -------
                              $210,000    1,000,000                    $    --
                              ========    =========                    =======

Halcyon

                                           Issuance                 Exploration
         Date                 Payment      of shares                Requirements
         ----                 -------      ---------                ------------

On or before April 5, 2010    $ 15,000      300,000  paid & issued
On or before April 5, 2011    $ 25,000      200,000  paid & issued     $22,000
On or before April 5, 2012    $ 35,000      200,000                    $22,000
On or before April 5, 2013    $ 35,000           --                    $22,000
                              --------    ---------                    -------
                              $110,000      700,000                    $66,000
                              ========    =========                    =======


Wood Creek
                                           Issuance                 Exploration
         Date                 Payment      of shares                Requirements
         ----                 -------      ---------                ------------
On or before April 5, 2010    $  7,500      150,000  paid & issued
On or before April 5, 2011    $ 15,000      150,000  paid & issued     $24,000
On or before April 5, 2012    $ 20,000           --                    $24,000
On or before April 5, 2013    $ 45,000           --                    $24,000
                              --------    ---------                    -------
                              $ 87,500      300,000                    $72,000
                              ========    =========                    =======

RELATED PARTY TRANSACTIONS

During the year ended December 31, 2010, the Company entered into the following transactions with related parties:

(a) Recorded $19,000 (2009 - $Nil; 2008 - $Nil) for consulting fees to a company in which a director has an interest;
(b)  Recorded  $90,000 (2009 - $24,000;  2008 - $24,000) for  management  fees a director of the Company and to a company in which a director has an interest;
(c) Recorded $28,000 (2009 - $Nil; 2008 - $Nil) for geological consulting fees to a director of the Company, of which $26,833 has been recorded in consulting services as deferred exploration costs for mineral properties and $1,167 has been recorded in consulting fees on the statements of operations;
(d) Recorded $11,772 (2009 - $Nil; 2008 - $Nil) for professional fees to a company in which a director has an interest;
(e) Entered into a purchase and sale agreement, with a company with directors in common for the acquisition mineral properties (Note 4); and
(f) Issued 2,640,000 common shares (2009 - Nil) at a fair value of $132,000 (2009 - $Nil), to a company in which a director has an interest for settlement of debt.

Related party transaction were in the normal course of business and have been recorded at the exchange amount which is the fair value agreed to between the parties.

At December 31, 2010, recorded in due to related parties is $87,094 (2009 - $132,333) owing to directors of the Company and companies in which directors have an interest. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

CRITICAL ACCOUNTING ESTIMATES

There are no critical accounting estimates.

RECENT  ACCOUNTING PRONOUNCEMENTS

Other accounting pronouncements issued by the CICA with future effective dates, not listed below, are either not applicable or are not expected to be significant to the financial statements of the Company.

SECTION 1582, BUSINESS COMBINATIONS

In January 2009, the CICA issued Section 1582, Business Combinations, which will provide the Canadian equivalent to International Financial Reporting Standard IFRS 3, Business Combinations, and replace the existing Section 1581, Business Combinations. The new standard will apply prospectively to business combinations for which the acquisition date is on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, in which case an entity would also early adopt Section 1601, Consolidated Financial Statements and Section 1602, Non-controlling Interests. Management does not expect that the adoption of this new standard will have significant impact on the Company's financial statements.

In January 2009, the CICA issued Section 1601, "Consolidated Financial Statements", and Section 1602, "Noncontrolling Interests", which together replace the existing Section 1600, "Consolidated Financial Statements", and provide the Canadian equivalent to International Accounting Standard 27, "Consolidated and Separate Financial Statements (January 2008)". The new sections will be applicable to the Company on January 1, 2011. Section 1601 establishes standards for the preparation of consolidated financial statements, and Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The Company is assessing the impact, if any, of the adoption of these new sections on its consolidated financial statements.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

On February 13, 2008, the Canadian Accounting Standards Board confirmed that publicly accountable enterprises will be required to adopt International Financial Reporting Standards ("IFRS") in place of Canadian GAAP for interim and annual reporting purposes for fiscal years beginning on or after January 1, 2011. Accordingly, the Company will transition from current Canadian GAAP reporting and commence reporting under IFRS for the first quarter of 2011, with restatement of comparative information presented.

The Company developed a conversion plan consisting of four key stages including; project planning and preliminary assessment, detailed assessment, design and implementation. The project planning and preliminary assessment stage has been completed. The preliminary assessment was completed with the assistance of external advisors and training and outlines the significant differences between Canadian GAAP and IFRS and rates the impact of each of the significant differences on the entity's financial statements, thereby allowing the Company to focus the detailed assessment on the highest priority items.

The Company has completed the design stage which includes completing an assessment of the quantified effects of the anticipated changes to the Company's IFRS opening balance sheet and identifying business processes and resources that may require modification as a result of these changes. The implementation stage proceeded concurrently with the detailed assessment and design stages including preparing draft IFRS compliant model financial statements and making appropriate changes to business, reporting and system processes and training to support preparation and maintenance of IFRS compliant financial data for the IFRS opening balance sheet at January 1, 2010 and going forward. The Company believes the plan is sufficiently advanced and adequate resources are in place to ensure an efficient and effective transition to IFRS reporting.

The following table provides a summary of the key activities involved and the status of these activities:

                     Key Activities                                             Status
                     --------------                                             ------
Financial Reporting

     *    Identify  key  differences  between IFRS           *    Key   differences   between   IFRS   and
          and Canadian GAAP                                       Canadian GAAP are identified

     *    Analyze  and  select  IFRS  1  elections           *    IFRS 1 elections  have been analyzed and
          available upon adoption                                 elections have been selected

     *    Analyze IFRS  accounting  policies where           *    Policy   positions  for  key  accounting
          alternativesw  are  permitted and select                differences have been completed
          appropriate alternative

     *    Quantify  key  differences  for  opening           *    Quantification of key differences for the
          balance sheet                                           opening   balance  sheet  are  near complete

     *    Prepare IFRS 1 reconciliations                     *    IFRS reconciliations are near complete

Financial Information Systems

     *    Create    solution   to   capture   IFRS           *    Solutions have been implemented for some
          information   during  2010  while  still                of the areas with key  differences  with
          reporting under Canadian GAAP                           the remaining areas still in progress

     *    Analyze information systems to determine           *    Sufficient   information   systems   are
          changes   required   to   capture   IFRS                thought to be in place
          information from January 2011 onward

Training

     *    Provide   technical   training   to  key           *    Key  finance  personnel  have  been  and
          finance personnel                                       continue to be provided with training at
                                                                  various  seminars and current  published
                                                                  materials

Business Activities

     *    Assess    impact   of    conversion   on           *    It is  anticipated  that there will be a
          budgeting,   forecasts  and  compenstion                minimal   impact   on   these   business
          arrangements                                            activities but continuing  re-assessment
                                                                  is to be  performed  as  the  transition
                                                                  process progresses

Control Environment

     *    Maintain  effective  controls  over  the           *    Key finance  personnel meet regularly to
          IFRS conversion process                                 ensure   effective   controls  over  the
                                                                  process are maintained

     *    Revise internal  controls for changes in           *    Further information needs to be gathered
          processes as a result of the  transition                for  the   assessment   of   changes  to
          to IFRS                                                 internal  controls  for any  changes  in
                                                                  processes

     *    Approval by Audit Committee                        *    Approval is pending

APPLICATION OF IFRS 1 TRANSITIONAL EXEMPTIONS AND IDENTIFIED GAAP DIFFERENCES

The Company has identified the key areas noted below where changes in accounting policy are expected on the transition from Canadian GAAP to IFRS. These areas do not necessarily represent a final list of changes. As we progress through the final steps of the implementation stage, the differences and impacts described below are subject to change, upon review by the Company's Audit Committee and external auditors.

FIRST-TIME ADOPTION OF IFRS

The Company's adoption of IFRS will require the application of "First-time adoption of International Financial Reporting Standards" ("IFRS 1") which generally requires that all IFRS standards and interpretations be accounted for on a retrospective basis. IFRS 1 provides for certain optional exemptions and specific mandatory exemptions. The following represents the optional exemptions that the Company expects to apply:

     Share-based payments - IFRS 1 allows that full retrospective application may be avoided for certain share-based instruments depending on the grant date, vesting terms and settlement of any real liabilities. A first-time adopter can elect to not apply IFRS 2 to share-based payments granted after November 7, 2002 that vested before the later of (a) the date of transition to IFRS and (b) January 1, 2005. The Company plans to elect this exemption and will apply IFRS 2 to only unvested stock options as at January 1, 2010 being the transition date.

     Business Combinations - IFRS 1 allows that a first-time adopter may elect not to apply IFRS 3 Business Combinations retrospectively to business combinations prior to the date of transition avoiding the requirement to restate prior business combinations. The Company plans to elect this exemption and as such expects no difference between Canadian GAAP and IFRS on transition for differences in business combination accounting.

     Deemed Cost - IFRS 1 allows for exploration and evaluation assets costs to be accounted for in cost centres that include all properties in a large geographical area. A first-time adopter using such accounting under previous Canadian GAAP may elect to measure exploration and evaluation assets at the amount determined under the Company's previous GAAP. The Company plans to elect this exemption and shall continue to test exploration and evaluation assets in the development phases for impairment at the date of transition to IFRS in accordance with IFRS 6 Exploration for and Evaluation of Mineral Resources.

RECONCILIATION TO PREVIOUSLY REPORTED FINANCIAL STATEMENTS

         The following tables provide a reconciliation between the amounts previously reported under Canadian GAAP and those anticipated to be reported in accordance with IFRS and related transitional requirements, based on our analysis to date. A summary of each of the noted changes is included in the notes following the reconciliations of the following Consolidated Balance Sheets and Consolidated Statements of Operations and Comprehensive Income for the dates noted below. The anticipated effects of transition from GAAP to IFRS on the cash flow are not material therefore a reconciliation of cash flows has not been presented. The reconciliations and related adjustments have not been audited by the Company's external auditor.

Transitional Consolidated Statement of Financial Position Reconciliation - January 1, 2010
Consolidated Statement of Financial Position Reconciliation - December 31, 2010 Consolidated Statement of Comprehensive Income Reconciliation - December 31, 2010

                                                              January 1,         Effect of          January 1,
                                                                2010           Transition to          2010
                                                   Ref        CAN GAAP             IFRS               IFRS
                                                   ---      ------------       ------------       ------------
ASSETS

CURRENT ASSETS
  Cash                                                      $     16,515       $         --       $     16,515
  Receivables                                                      4,197              4,197
  Marketable securities                                           62,500             62,500
                                                            ------------       ------------       ------------

Total current assets                                              83,212                 --             83,212

Mineral properties and deferred exploration costs                101,000            101,000
                                                            ------------       ------------       ------------

TOTAL ASSETS                                                $    184,212       $         --       $    184,212
                                                            ============       ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                  $    185,747       $    185,747
                                                            ------------       ------------       ------------

Total current liabilities                                        185,747                 --            185,747

Non-controlling interest                                          53,249             53,249
                                                            ------------       ------------       ------------

TOTAL LIABILITIES                                                238,996                 --            238,996

SHAREHOLDERS' EQUITY (DEFICIT)
  Share capital - preferred                                      604,724            604,724
  Share capital - common                                      13,044,609         13,044,609
  Contributed surplus                            a                53,344            (53,344)                --
  Accumulated other comprehensive income                          24,525             24,525
  Deficit                                                    (13,781,986)            53,344        (13,728,642)
                                                            ------------       ------------       ------------

TOTAL SHAREHOLDERS'S EQUITY                                      (54,784)           (54,784)
                                                            ------------       ------------       ------------

                                                            $    184,212       $         --       $    184,212
                                                            ============       ============       ============

                                                             December 31,        Effect of         December 31,
                                                                2010           Transition to          2010
                                                   Ref        CAN GAAP             IFRS               IFRS
                                                   ---      ------------       ------------       ------------
ASSETS

CURRENT ASSETS
  Cash                                                      $    659,227       $         --       $    659,227
  Receivables                                                     26,965             26,965
  Marketable securities                                               --                 --
                                                            ------------       ------------       ------------

Total current assets                                             686,192                 --            686,192

Mineral properties and deferred exploration costs                677,718            677,718
                                                            ------------       ------------       ------------

TOTAL ASSETS                                                $  1,363,910       $         --       $  1,363,910
                                                            ============       ============       ============

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Accounts payable and accrued liabilities                  $     42,433                          $     42,433
  Due to related party                                            87,094                                87,094
                                                            ------------       ------------       ------------

Total current liabilities                                        129,527                 --            129,527

Non-controlling interest                                              --                 --
                                                            ------------       ------------       ------------

TOTAL LIABILITIES                                                129,527                 --            129,527

SHAREHOLDERS' EQUITY (DEFICIT)
  Share capital - preferred                                      604,724                               604,724
  Share capital - common                                      14,705,609                            14,705,609
  Contributed surplus                            a               235,844            (53,344)           182,500
  Accumulated other comprehensive income                              --                                    --
  Deficit                                                    (14,311,794)            53,344        (14,258,450)
                                                            ------------       ------------       ------------

TOTAL SHAREHOLDERS'S EQUITY                                    1,234,383          1,234,383
                                                            ------------       ------------       ------------

                                                            $  1,363,910       $         --       $  1,363,910
                                                            ============       ============       ============

The Canadian GAAP consolidated statement of operations and comprehensive income for the year ended December 31, 2010 has been reconciled to IFRS (unaudited as follows:

                                                             December 31,        Effect of         December 31,
                                                                2010           Transition to          2010
                                                   Ref        CAN GAAP             IFRS               IFRS
                                                   ---      ------------       ------------       ------------
EXPENSES
  Consulting                                                $     25,556                          $     25,556
  Filing fees                                                     40,856                                40,856
  Investor relation                                               23,101                                23,101
  General and administrative                                      18,294                 --             18,294
  Management fees (Note 6)                                        90,000                                90,000
  Professional fees                                              132,730                               132,730
  Salaries                                                        22,115                                22,115
  Stock-based compensation                                       182,500                 --            182,500
                                                            ------------       ------------       ------------

LOSS BEFORE OTHER ITEMS                                         (535,152)                --           (535,152)

OTHER ITEMS:
  Loss on sale of subsidiary (Note 4)                             (7,163)                               (7,163)
  Gain on sale of marketable securities (Note 3)                   3,854                 --              3,854
                                                            ------------       ------------       ------------
LOSS BEFORE NON-CONTROLLING INTEREST                            (538,461)                --           (538,461)
NON-CONTROLLING INTEREST IN LOSS                                   8,653                 --              8,653
                                                            ------------       ------------       ------------

NET LOSS FOR THE YEAR                                       $   (529,808)      $         --       $   (529,808)
                                                            ============       ============       ============

LOSS PER COMMON SHARE - BASIC AND DILUTED
  From continuing operations                                $      (0.03)      $         --       $      (0.03)
                                                            ============       ============       ============
WEIGHTED AVERAGE SHARES OUTSTANDING -
 BASIC AND DILUTED                                            19,941,566                            19,941,566
                                                            ============       ============       ============
COMPREHENSIVE LOSS
  Net Loss                                                  $   (529,808)      $         --       $   (529,808)
  Unrealized gain on marketable securities                            --                                    --
                                                            ------------       ------------       ------------

COMPREHENSIVE LOSS                                          $   (529,808)      $         --       $   (529,808)
                                                            ============       ============       ============

ADJUSTMENTS ON TRANSITION TO IFRS:

The following is a summary of the significant accounting differences considered as part of the IFRS transition project and, where appropriate, the preliminary quantification of the adjustments required as of the transition date and for the comparative period. Completion of the final stages of our project may result in the identification of other adjustments or changes to the amounts presented, and such changes may be material.

ASSET IMPAIRMENT

Both Canadian GAAP and IFRS require an entity to undertake quantitative impairment testing where there is an indication of impairment. Further there is a requirement under IFRS for the Company to assess whether indicators of impairment exist at the date of transition to IFRS.

Unlike Canadian GAAP, IFRS requires impairment charges to be reversed if circumstances leading to the impairment no longer exist. The Company has no historic impairment charges which could be reversed as of the transition date.

As at the transition date, there were no indications of impairment under IFRS identified by management, therefore no formal quantitative impairment was undertaken.

ADJUSTMENTS ON TRANSITION TO IFRS:

(A) SHARE-BASED PAYMENT TRANSACTIONS

On transition to IFRS the Company has elected to change its accounting policy for the treatment of amounts recorded in contributed surplus which relate to stock options which expire unexercised. Under IFRS amounts recorded for expired unexercised stock options will be transferred to deficit on the date of expiry. Previously the Company's Canadian GAAP policy was to leave such amounts in contributed surplus.

Impact on Consolidated Balance Sheets(Unaudited)

                                     December 31 2010         January 1 2010
                                     ----------------         --------------

Contributed surplus                       $(53,344)              $(53,344)
Adjustment to deficit                     $ 53,344               $ 53,344


A further difference is that IFRS 2 requires that forfeiture estimates are recognized in the period they are estimated and are revised for actual forfeitures in subsequent periods, whereas under the Company's Canadian GAAP policy forfeitures of awards have been recognized as they occur. On application of the IFRS 1 exemption noted previously, this change in accounting was applied only to unvested awards as of the transition date which there were no unvested awards at that time.

PRESENTATION ADJUSTMENTS

The following presentation adjustment has been identified by management for the Consolidated Balance Sheet which is Non-controlling interests shall be presented in the consolidated statement of financial position within equity, separately from the equity of the owners of the parent.

DISCLOSURE CONTROLS AND PROCEDURES OVER FINANCIAL REPORTING

Management has the responsibility for the design and implementation of controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements in accordance with the accounting principles generally accepted in Canada. Based on a review of its internal controls at the end of the year covered by this MD&A, management believes its internal controls and procedures are effective in providing reasonable assurance that financial information is recorded, processed and reported in an accurate and timely manner. There have been no significant changes in the Company's internal control over financial reporting during the year ended December 31, 2010.

Management is responsible for the design and effectiveness of disclosure controls and other procedures to provide reasonable assurance that material information related to the Company is made known to the Company's certifying officers. The Company's Chief Executive Officer and Chief Financial Officer have each evaluated the effectiveness of the Company's disclosure controls as of December 31, 2010 and have concluded these controls and procedures are effective in providing reasonable assurance that material information relating to the Company is made known to them by others within the Company.

SHARE CAPITAL DATA

The following table sets forth the Company's share capital data as at April 19, 2011:

COMMON SHARES
  -issued & outstanding              36,181,730

PREFERRED SHARES
  -issued & outstanding                 604,724

OPTIONS
  -issued & outstanding               3,300,000

WARRANTS
  -issued & outstanding              10,000,000

FURTHER INFORMATION

Additional information about the Company is available at the Canadian disclosure website www.sedar.ca